Filed by Isleworth Healthcare Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isleworth Healthcare Acquisition Corp.

Commission File No. 001-40104

Date: May 6, 2022

Cytovia Therapeutics to Present at AACR Special Conference on Advances in the Pathogenesis and Molecular Therapies of Liver Cancer

AVENTURA, Fla. and NATICK, Mass., May 6th, 2022 /PRNewswire/ — Cytovia Therapeutics, LLC (“Cytovia Therapeutics”), a global biotechnology company focused on harnessing the power of natural killer (NK) cells to fight cancer through multispecific antibodies and stem cell engineering, announced today that it will be presenting at the AACR Special Conference on Advances in the Pathogenesis and Molecular Therapies of Liver Cancer, to be held from May 5-8, 2022, at the Westin Copley Place in Boston, Massachusetts. The conference is an in-person event and will not live-stream content, but Cytovia Therapeutics’s short poster video will be available for on-demand viewing by conference registrants after the conference and Cytovia Therapeutics’s poster will be available on its website under the “Resources” section.

Details of Cytovia’s poster presentation:

Abstract title: Preclinical activity of glypican-3 (GPC3) and NKp46 directed FLEX-NK™ engager antibody (CYT-303) in combination with iPSC derived natural killer cells (iNKs) or peripheral blood (PB) NK cells in hepatocellular carcinoma (HCC)

Session: Poster Session/Reception

Session Date and Start Time: Friday, May 6, 5:30-7:30 p.m.

Conclusions from the poster:

•	The FLEX-NKTM multifunctional engager antibody CYT-303 directed against NKp46 and GPC3 demonstrated potent single agent anti-tumor activity:

•	potent NK cell cytotoxicity against HCC tumor cells accompanied by cytokine production in an in vitro model indicative of NK cell engagement and activation

•	HCC tumor growth inhibition in an in vivo model

•	Favorable cytokine release and immune cell subset safety profile

•	iNK cells expressed a favorable combination of multiple activation and few inhibitory receptors that facilitated potent cytolytic activity against HCC tumors

•	The combination of the FLEX-NKTM and iNK cells demonstrated greater in vitro and in vivo anti-tumor activity in HCC tumor models than iNK cells alone

•	The preclinical proof of concept studies with CYT-303 alone or in combination with iNK cells in HCC warrant clinical development

About Cytovia Therapeutics

Cytovia Therapeutics is developing novel cell therapies and immunotherapies aimed at addressing solid and hematological tumors with significant unmet medical needs. Cytovia Therapeutics focuses on harnessing the innate immune system by developing complementary and disruptive NK-cell and NK-engager antibody platforms. The company is developing three types of iPSC-derived (or iNK) cells: unedited iNK cells, TALEN® gene-edited iNK cells with improved function and persistence, and TALEN® gene-edited iNK cells with chimeric antigen receptors (CAR-iNKs) to improve tumor-specific targeting. The second complementary cornerstone technology is a quadrivalent multifunctional antibody platform designed to engage natural killer cells by targeting NKp46 using Cytovia Therapeutics’s proprietary Flex-NK™ technology.

These two technology platforms are being used to develop treatments for patients with solid tumors such as HCC and glioblastoma as well as hematological malignancies such as refractory multiple myeloma.

Headquartered in Aventura, FL, Cytovia Therapeutics has research and development laboratories in Natick, MA, and a cell manufacturing facility in Puerto Rico. The company’s own R&D work is augmented through scientific partnerships with Cellectis, CytoImmune, the Hebrew University of Jerusalem, INSERM, the New York Stem Cell Foundation and the University of California San Francisco (UCSF).

Cytovia Therapeutics has a strategic partnership with CytoLynx Therapeutics, which is focused on research and development, manufacturing, and commercialization activities in Greater China and beyond.

Find out more at www.cytoviatx.com and follow us

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About GPC3 Glypican-3 (GPC3) is a cell-surface heparan sulfate proteoglycan it is highly expressed in HCC and other pediatric and adult solid tumors. GPC3 promotes Wnt-dependent cell proliferation, and it has been strongly suggested that it is related to the malignant transformation of HCC, making it a promising target for cancer immunotherapy.

Additional Information and Where to Find It

Isleworth Healthcare Acquisition Corp. (“Isleworth”) (NASDAQ: ISLE) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Isleworth’s common stock in connection with its solicitation of proxies for the vote by Isleworth’s stockholders with respect to the proposed business combination pursuant to an Merger Agreement and Plan of Reorganization entered into on April 26, 2022, by and between Isleworth, Cytovia Holdings, Inc., the parent company of Cytovia Therapeutics (“Cytovia”), IHAC First Merger Sub Inc., a direct, wholly-owned subsidiary of Isleworth, IHAC Second Merger Sub LLC, direct, wholly-owned subsidiary of Isleworth, and Isleworth Healthcare Sponsor I, LLC (the “Business Combination”) and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Isleworth will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Isleworth’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Cytovia, Cytovia Therapeutics, Isleworth and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Isleworth as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Isleworth’s secretary at 360 Central Avenue, First Central Tower, Suite #800, St. Petersburg, Florida 33701.

Participants in the Solicitation

Isleworth, Cytovia and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Isleworth stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Isleworth directors and executive officers in Isleworth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. To the extent that holdings of Isleworth securities have changed since the filing of the Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Isleworth stockholders in connection with the proposed transaction will be set forth in the proxy statement/information statement/prospectus for the proposed transaction when available. Information concerning the interests of Isleworth participants in the solicitation, which may, in some cases, be different than those of Isleworth Healthcare Acquisition Corp.’s equity holders generally, will be set forth in the proxy statement/information statement/prospectus relating to the proposed transaction when it becomes available.

Forward Looking Statements

This press release may contain forward-looking statements, which may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, but are not limited to, statements regarding the potential of Cytovia’s FLEX-NK multifunctional engager antibody and iNK cells. Cytovia may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including whether the outcome of preclinical studies will be predictive of clinical trial results. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cytovia expressly disclaims any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Investor Contact:

Anna Baran-Djokovic

VP, Investor Relations and Capital Markets

anna@cytoviatx.com

+1 (305) 615 9162

Media Contact:

Ignacio Guerrero-Ros, Ph.D.

Russo Partners

ignacio.guerrero-ros@russopartnersllc.com